SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
August 9, 2004


1. NAME OF REPORTING PERSON
Opportunity-Santa Monica Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

See below

8. SHARED VOTING POWER

See below

9. SOLE DISPOSITIVE POWER
See below
________________________________________________________________

10. SHARED DISPOSITIVE POWER
See below

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

581,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.16%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

117,000

8. SHARED VOTING POWER

6,000

9. SOLE DISPOSITIVE POWER

273,100_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

273,100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.36%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

26,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

26,000_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

26,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..32%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund L.P., Santa Monica Partners L.P., Santa Monica Partners Asset Management LLC, SMP Asset Management LLC and Lawrence J. Goldstein.
2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
282,600
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

282,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.48%

14. TYPE OF REPORTING PERSON

IA


This statement constitutes amendment No.1 to the Schedule 13D filed on June 15, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons believe that the Issuer's stock price is significantly less than its intrinsic value. On July 22, 2004, they met with the Issuer's management to discuss possible measures that they believe may enhance shareholder value. Currently, the Reporting Persons have no plans to act in concert to buy, sell, hold or vote their shares, i.e., each of the Reporting Persons may unilaterally determine to buy, sell, hold or vote his shares without consulting the other Reporting Persons.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report for the quarter ended March 31, 2004 there were 8,129,718 shares of BL outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 273,100 shares of BL or 3.36% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 26,000 shares of BL or .32% of the outstanding shares. Mr. Lawrence J. Goldstein is deemed to be the owner of 282,600 shares of BL or 3.48% of the outstanding shares.


b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 273,100 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 117,000 shares and jointly for 6,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 26,000 shares. Power to dispose securities resides solely with Mr. Lawrence J. Goldstein for 282,600 shares.

c. During the last sixty days the following shares of common stock were purchased:


Phillip Goldstein
Trade Date
7/16/04   5000 @ 26.25 and 3500 @ 26.2494
7/19/04   36,000 @ 26 and 5000 @ 25.995
8/9/04    5000 @ 25.4
8/10/04   2400 @ 25.49916

Andrew Dakos
Trade Date
6/14/04   9500 @ 26.5
6/18/04   3300 @ 27.79
6/22/04   800 @ 27.6
6/24/04   4000 @ 28.82
7/19/04   300 @ 26
8/10/04   200 @ 25.4
8/11/04   2900 @ 26

Lawrence J. Goldstein
Trade Date
6/17/04   1000 @ 27.45
6/25/04   2000 @ 25.99
7/19/04   5000 @ 29.22
7/20/04   200 @ 26.34
8/9/04    44,400 @ 25.39


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/16/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Lawrence J. Goldstein
Name:  Lawrence J. Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of BL.

Dated: 8/16/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos